CUSIP No. 77581P109	SCHEDULE 13D	Page 1 of 18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

ROMA FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
77581P109
(CUSIP Number)

Mr. Joseph Stilwell
26 Broadway, 23rd Floor
New York, New York 10004
Telephone: (212) 269-5800

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street, 7th Floor
New York, New York 10013
Telephone: (212) 233-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77581P109	SCHEDULE 13D	Page 2 of 18

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value Partners VI, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,156,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,156,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 3 of 18

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,156,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,156,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 4 of 18

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Associates, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,156,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,156,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77581P109	SCHEDULE 13D	Page 5 of 18

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,156,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,156,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 77581P109	SCHEDULE 13D	Page 6 of 18

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Joseph Stilwell

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,156,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,156,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 77581P109	SCHEDULE 13D	Page 7 of 18

Item 1. Security and Issuer

        This Schedule 13D is being filed jointly by Stilwell Value Partners VI, L.P., a Delaware limited partnership (“Stilwell Value Partners VI”); Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VI and Stilwell Associates; and Joseph Stilwell, the general partner of Stilwell Partners and the managing and sole member of Stilwell Value LLC. All the filers of this Schedule 13D are collectively referred to as the “Group.”

        This statement relates to the common stock (“Common Stock”) of Roma Financial Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2300 Route 33, Robbinsville, New Jersey 08691. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

    (a)-(c)        This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VI, Stilwell Partners and Stilwell Associates, in Joseph Stilwell’s capacities as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI and Stilwell Associates.

        The business address of Stilwell Value Partners VI, Stilwell Partners, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

        The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VI, Stilwell Partners and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners VI, Stilwell Associates and related partnerships.

    (d)        During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        Joseph Stilwell is a citizen of the United States.

CUSIP No. 77581P109	SCHEDULE 13D	Page 8 of 18

Item 3. Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by Stilwell Value Partners VI to acquire the 1,773,000 shares of Common Stock it holds in its name is $24,712,522. Such funds were provided from Stilwell Value Partners VI’s working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

        The amount of funds expended to date by Stilwell Partners to acquire the 148,000 shares of Common Stock it holds in its name is $2,057,951. Such funds were provided from Stilwell Partners’ working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

        The amount of funds expended to date by Stilwell Associates to acquire the 235,000 shares of Common Stock it holds in its name is $3,274,745. Such funds were provided from Stilwell Associates’ working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

        All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

        The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock and through the payment of dividends by asserting shareholder rights. The members of the Group do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

        Members of the Group plan to request a meeting with management and then formulate further plans.

        On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing the short- and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN, and the Stilwell SPN Group disposed of its shares of SPN on the open market.

        On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial

CUSIP No. 77581P109	SCHEDULE 13D	Page 9 of 18

Corporation (“Cameron”). Thereafter, the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the board of directors, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value, and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

        On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC, confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the board of directors. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek board representation or solicit proxies for use at the annual meeting.

        On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution, and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s board of directors amended its bylaws to require that nominees to its board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the board of directors, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm to “help evaluate available alternatives to improve financial performance and maximize shareholder value . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it had signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

CUSIP No. 77581P109	SCHEDULE 13D	Page 10 of 18

        On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. After entering into the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it had retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares, Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

        On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and proposed that OTFC voluntarily place its nominees on the board of directors. OTFC rejected this proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect an alternate nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pretrial, but the Stilwell OTFC Group filed an appeal in one suit and was permitted to refile the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq., to the OTFC board. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001, through December 31, 2001), OTFC repurchased approximately 15% of its shares.

CUSIP No. 77581P109	SCHEDULE 13D	Page 11 of 18

        On October 12, 2001, at OTFC’s annual meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s nominee by a 2-to-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to reelect the Stilwell OTFC Group’s director to the board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

        On November 25, 2002, certain members or affiliates of the Group (the “Stilwell ACAP Group”) filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department had approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s board of directors. On January 29, 2002, the Stilwell ACAP Group noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP, providing for, among other things, ACAP to add the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its board. Additionally, ACAP agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value. Subsequently, ACAP announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. Also, on November 6, 2003, ACAP announced that it would exit from the healthcare and workers' compensation insurance businesses. On December 2, 2003, ACAP announced that its president and chief executive officer would take early retirement. On December 23, 2003, ACAP named R. Kevin Clinton as its new president and chief executive officer. On June 24, 2004, ACAP announced that after a diligent and thorough review and examination, the board had determined that the best means to maximize shareholder value was to continue to execute ACAP’s business strategy of shedding noncore businesses and to focus on its core business line in its core markets. In August 2004, the Stilwell ACAP Group disclosed that it had increased its stake in ACAP and that it intended to seek additional representation on the board and to exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s board and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the board through the annual meeting in 2008.

        On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc.

CUSIP No. 77581P109	SCHEDULE 13D	Page 12 of 18

(“FPIC”). The Stilwell FPIC Group also reported that it reserved its right to dispose of its holdings of FPIC stock when FPIC’s market price more adequately reflected the value of its assets. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the board, FPIC and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that inasmuch as FPIC’s shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

        On March 29, 2004, certain members or affiliates of the Group (the “Stilwell COMB Group”) filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. (“COMB”), and disclosed its belief that the value of COMB’s assets was not adequately reflected in its stock price. Members of the Group also stated that it intended to meet with COMB’s management and evaluate management’s progress and that it would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, the Stilwell COMB Group amended its Schedule 13D and stated that although it believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB’s return on equity was substantially below average, its return on equity would be likely to remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB’s annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

        On June 20, 2005, certain members or affiliates of the Group (the “Stilwell PBIP Group”) filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania (“PBIP”), disclosing their belief that PBIP’s board of directors should include shareholders who beneficially own a substantial number of its shares and that the Stilwell PBIP Group would seek a board seat. PBIP is majority-owned by a mutual holding company (the “MHC”) controlled by its management. Although the MHC has the ability to outvote public shareholders on most corporate actions, the Stilwell PBIP Group believes that pursuant to applicable federal regulations, the MHC cannot vote on approval of PBIP’s stock benefit plans and that only PBIP’s public shareholders can vote on such plans. In July 2005, Mr. Stilwell asked to be placed on PBIP’s board, but PBIP refused. PBIP’s prospectus for its initial public offering indicated its intention to seek shareholder approval of any stock benefit plans. But after the Stilwell PBIP Group announced its intention to solicit proxies to oppose approval of any stock benefit plans unless PBIP added Mr. Stilwell to its board, PBIP decided not to submit any stock benefit plans to a shareholder vote at its 2006 annual meeting. Therefore, the Stilwell PBIP Group solicited proxies from shareholders to withhold their votes on the election of directors as a referendum that PBIP should appoint a public shareholder with substantial shareholdings to its

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board. At PBIP’s February 3, 2006, annual meeting, 71% of its voting public shares were withheld from voting on the election of directors. On April 6, 2006, PBIP announced that it had scheduled a special meeting of shareholders to vote on proposed stock benefit plans and that it had received “advice” from the Federal Deposit Insurance Corporation that the MHC could vote on approval of the plans. The Stilwell PBIP Group announced its intention to seek regulatory review of the issue and filed preliminary proxy materials with the SEC to solicit proxies to oppose approval of the plans. On April 19, 2006, PBIP announced the postponement of the special meeting to ensure that “no uncertainty exists with respect to the vote standard.”

        On January 19, 2006, certain members or affiliates of the Group (the “Stilwell SKP Group”) filed a Schedule 13D in connection with the common stock of SCPIE Holdings Inc. (“SKP”). The Stilwell SKP Group announced its intention to run an alternate slate of directors at the 2006 annual meeting and requested SKP’s shareholder list. SKP failed to timely produce the list, and the Stilwell SKP Group sued SKP in Delaware Chancery Court on January 25, 2006. On February 3, 2006, SKP agreed to provide its shareholder list. The Stilwell SKP Group filed definitive proxy materials under cover of Schedule 14A on May 4, 2006, reflecting the Stilwell SKP Group’s solicitation of proxies to elect three nominees to the board of directors at SKP’s annual meeting of shareholders. The meeting was held on June 22, 2006, and SKP’s nominees were elected.

        Members of the Group may seek to make additional purchases of shares of Common Stock. Except as noted in this filing, no member of the Group has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

        The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 32,731,875, reported as the number of outstanding shares as of July 12, 2006, in the Issuer’s Form 8-K filed July 12, 2006. All purchases and sales of shares of Common Stock reported herein were made in open-market transactions on The Nasdaq Stock Market.

(A)     Stilwell Value Partners VI

(a)	Aggregate number of shares beneficially owned: 2,156,000 Percentage: 6.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 2,156,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 2,156,000

(c)	Within the past sixty days, Stilwell Value Partners VI has purchased 1,773,000 shares of Common Stock for a total of $24,712,522. The chart below reflects certain information concerning such purchases within the past sixty days:

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Date	Number of Shares	Price Per Share ($)	Total Cost ($)
7/12/2006	16,800	13.68	229,789
7/12/2006	941,000	13.41	12,619,845
7/13/2006	181,000	14.00	2,534,579
7/14/2006	115,000	14.90	1,713,281
7/15/2006	110,200	14.76	1,626,310
7/18/2006	160,000	14.68	2,348,512
7/19/2006	65,000	14.25	926,250
7/20/2006	110,000	14.59	1,604,900
7/21/2006	58,000	14.98	868,730
7/24/2006	16,000	15.02	240,326

(d)	Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(B) Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 2,156,000 Percentage: 6.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 2,156,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 2,156,000

(c)	Within the past sixty days, Stilwell Partners has purchased 148,000 shares of Common Stock for a total of $2,057,951. The chart below reflects certain information concerning such purchases within the past sixty days:

Date	Number of Shares	Price Per Share ($)	Total Cost ($)
7/12/2006	1,800	13.68	24,621
7/12/2006	81,674	13.41	1,095,338
7/12/2006	16,760	14.00	234,694
7/14/2006	10,695	14.90	159,335
7/17/2006	13,071	14.76	192,899
7/18/2006	12,000	14.68	176,138
7/19/2006	4,000	14.25	57,000
7/20/2006	5,000	14.59	72,950
7/21/2006	2,000	14.98	29,956
7/24/2006	1,000	15.02	15,020

CUSIP No. 77581P109	SCHEDULE 13D	Page 15 of 18

(d)	Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C) Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 2,156,000 Percentage: 6.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 2,156,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 2,156,000

(c)	Within the past sixty days, Stilwell Associates has purchased 235,000 shares of Common Stock for a total of $3,274,745. The chart below reflects certain information concerning such purchases within the past sixty days:

Date	Number of Shares	Price Per Share ($)	Total Cost ($)
7/12/2006	2,200	13.68	30,091
7/12/2006	126,000	13.41	1,689,799
7/13/2006	24,000	14.00	336,077
7/14/2006	15,000	14.90	223,472
7/17/2006	14,800	14.76	218,415
7/18/2006	20,000	14.68	293,564
7/19/2006	10,000	14.25	142,500
7/20/2006	10,000	14.59	145,900
7/21/2006	8,000	14.98	119,825
7/24/2006	5,000	15.02	75,102

CUSIP No. 77581P109	SCHEDULE 13D	Page 16 of 18

(d)	Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)     Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 2,156,000 Percentage: 6.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 2,156,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 2,156,000

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)	Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VI and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VI and Stilwell Associates.

(E) Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 2,156,000 Percentage: 6.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 2,156,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 2,156,000

(c)	Joseph Stilwell has made no purchases of shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners VI and Stilwell Associates, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, are entitled to an allocation of a portion of profits.

        See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 77581P109	SCHEDULE 13D	Page 17 of 18

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2006

STILWELL VALUE PARTNERS VI, L.P.
By: STILWELL VALUE LLC General Partner
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell Joseph Stilwell General Partner
STILWELL ASSOCIATES, L.P.
By: STILWELL VALUE LLC General Partner
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
STILWELL VALUE LLC
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL
/s/ Joseph Stilwell Joseph Stilwell